UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: May 19, 2005
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information provided in Item 2.06 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 2.06   Material Impairments

On May 19, 2005, WPS Resources Corporation's Board of Directors approved, and on May 23, 2005, WPS Power Development, LLC (an indirect, wholly owned subsidiary of WPS Resources) entered into transactions with multiple counterparties to sell the allocated emission allowances associated with the Sunbury generation station, located in Shamokin Dam, Pennsylvania for approximately $110 million. The Sunbury plant is owned by Sunbury Generation, LLC (an indirect, wholly owned subsidiary of WPS Power Development). The sale of emission allowances is expected to result in a pre-tax gain of approximately $86 million. The emission allowances were previously being marketed for sale in combination with the Sunbury plant. After considering a number of strategic options, WPS Power Development decided to sell the emission allowances separately and retain the Sunbury plant at this time. The Sunbury plant is expected to be operated through August 2005, at which time WPS Power Development intends to place the plant in a stand-by mode of operation, which will minimize future operating expenses while maintaining several options (including operating the plant during favorable economic periods or a future sale of the plant).

The Sunbury plant and related assets had been classified as assets held for sale as a combined asset disposal group. As a result of the decision to retain the Sunbury plant at the May 19, 2005 Board of Directors meeting, generally accepted accounting principles require the plant and related assets to be reclassified as held and used and recorded at the lower of its carrying value before it was classified as an asset held for sale (adjusted for any depreciation expense that would have been recognized had the Sunbury plant been continuously classified as held and used) or fair value at the date of the decision to retain the plant. WPS Resources estimates that upon reclassification of the Sunbury plant and related assets a non-cash, pre-tax impairment loss ranging from $67 million to $92 million will be recognized. The write down reflects the more limited operation or sales alternatives of the plant without the related emission allowances. The actual impairment charge is not expected to be finalized until WPS Resources files its second quarter Form 10-Q.

Both the gain on the sale of emission allowances and the impairment loss will be recorded as components of income from continuing operations in the second quarter of 2005. The aggregate impact on pretax income is expected to range from a gain of $19 million to a loss of $6 million.

The Sunbury plant and related emission allowances provide the collateral for an approximate $66.5 million nonrecourse debt obligation of Sunbury Generation LLC. Under the terms of this obligation, approval was required from the debt holder before the sale of the emission allowances could be completed. In order to obtain the approval of the debt holder, on May 23, 2005, WPS Resources provided the debt holder an additional letter of credit in the amount of $62.5 million to secure the remaining unsecured portion of the $66.5 million obligation.

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend" and other similar words. Forward-looking statements are beyond the ability of WPS Resources to control and, in many cases, WPS Resources cannot predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' periodic reports filed with the Securities and Exchange Commission (including its 10-K and 10-Qs) for a listing of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Diane L. Ford
    Vice President - Controller and
    Chief Accounting Officer

Date: May 25, 2005